SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File number 1-3247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CORNING INCORPORATED
INVESTMENT PLAN FOR UNIONIZED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED
ONE RIVERFRONT PLAZA
CORNING, NY 14831

© 2020 Corning Incorporated. All Rights Reserved.

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 23, 2020.  The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibit:

Exhibit 23 – The consent of Insero & Co. CPAs, LLP

© 2020 Corning Incorporated. All Rights Reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Corning Incorporated Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE CORNING INCORPORATED
INVESTMENT PLAN FOR
UNIONIZED EMPLOYEES

Date: June 23, 2020	By /s/	SHARON L. MILLER
Sharon L. Miller
Chair
Corning Incorporated Benefits Committee

© 2020 Corning Incorporated. All Rights Reserved.

Corning Incorporated
Investment Plan for
Unionized Employees
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

© 2020 Corning Incorporated. All Rights Reserved.

Index December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Index December 31, 2019 and 2018

*

Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

© 2020 Corning Incorporated. All Rights Reserved.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corning Incorporated Benefits Committee and

the Participants of the Corning Incorporated Investment Plan for Unionized Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Corning Incorporated Investment Plan for Unionized Employees (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2004.

Rochester, New York

June 23, 2020

© 2020 Corning Incorporated. All Rights Reserved.

Statements of Net Assets Available for Benefits December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Statements of Net Assets Available for Benefits December 31, 2019 and 2018

(in thousands of dollars)

	2019	2018
Assets
Interest in Corning Incorporated
Master Investment Trust at fair value	$411,206	$371,334
Receivables:
Notes receivable from participants	13,445	12,370

Net assets available for benefits	$424,651	$383,704

The accompanying notes are an integral part of these financial statements.

© 2020 Corning Incorporated. All Rights Reserved.

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2018
Corning Incorporated Investment Plan for Unionized Employees Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2019

(in thousands of dollars)

Additions to net assets attributed to:
Investment income
Plan’s interest in the Corning Incorporated Master Investment Trust investment income	$53,105
Interest income from notes receivable from participants	684
53,789

Contributions
Employer, net of forfeitures applied	7,886
Participant	21,020
28,906
Total additions	82,695

Deductions from net assets attributed to:
Benefits paid directly to participants	41,597
Administrative expenses	151
Total deductions	41,748
Net increase	40,947

Net assets available for benefits:
Beginning of year	383,704
End of year	$424,651

The accompanying notes are an integral part of these financial statements.

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

1.Description of Plan

General
The following brief description of the Corning Incorporated Investment Plan for Unionized Employees (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit-sharing plan established in January 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration
The Plan is administered by the Corning Incorporated Benefits Committee (the “Benefits Committee”), which is appointed by either the Vice President of Human Resources or the Senior Vice President of Human Resources of Corning Incorporated (the “Company”).  With the exception of matters relating to the Plan’s investment funds, the Benefits Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

The Investment Committee, appointed by the Treasurer, is generally responsible for the investment funds under the Plan.

Trustee and Recordkeeper
The Plan’s assets are held by The Bank of New York Mellon, as trustee (the “Trustee”).  The recordkeeper is Conduent Incorporated.

Eligibility
The Plan covers all union represented employees of participating unions which contract with the Company.  An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service.  Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible. As of December 31, 2019, the union employees at the following locations participated in the Plan:

Blacksburg, Virginia	Harrodsburg, Kentucky

Canton, New York	Oneonta, New York

Corning Valley, New York	Wilmington, North Carolina

Erwin, New York

As of January 1, 2020, union employees from Vineland, New Jersey started participating in the Plan.

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged for withdrawals and administrative expenses.  Trustee and investment management fees are deducted from the earnings credited to participants’ accounts.  A flat monthly fee is charged to each participant’s account to subsidize administrative expenses of the Plan and is determined by the Plan administrator.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Company contributions to the Plan are fully vested after three years of service.  All Company contributions become fully vested upon total and permanent disability, death or retirement.

Contributions – Employer
The Company makes matching contributions as a percentage of a participant’s first 5% of eligible pay contributed according to years of service as of December 31 of the prior year as follows:

Less than 19 years of service	50%

19 but less than 24 years of service	75%

24 or more years of service	100%

With respect to all employees eligible to participate in the Plan, beginning in January of the year the participant is expected to reach ten years of vested service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on employee’s pay frequency) a supplemental contribution to the Plan equal to 1.175% of such employee’s eligible compensation.

Forfeiture balances of terminated participants’ nonvested accounts are used to reduce future employer contributions to the Plan.

Contributions – Participants
Generally, participants may contribute up to 75% of their eligible compensation to the Plan on a before-tax basis, after-tax basis or any combination of the two.

The maximum amount a participant could contribute to the Plan on a before-tax basis in 2019 was $19,000. The Plan permits employees who have attained age 50 or older during a given year to contribute additional before-tax amounts up to the prescribed Internal Revenue Code (“IRC”) limitation for “catch-up contributions.”

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 6% of eligible compensation.  New employees have 90 days in which to change or opt-out of this provision before deferrals begin.

A participant who is making tax-deferred contributions and after-tax contributions, in the aggregate, at a rate less than 10% of the employee’s eligible compensation, as defined in the Plan document, shall have his or her tax-deferred contribution automatically increased annually in 1% increments until the employee’s contribution percentage reaches 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature.

Participants may elect, with the exception of the Corning Common Stock Fund, to have their contributions invested in the investment options listed below:

Vanguard Federal Money Market Fund

Vanguard Total Bond Market Index Trust

Vanguard Total Stock Market Index Trust

Vanguard Total International Stock Market Index Trust

Vanguard Target Retirement 2065 Trust Select

Vanguard Target Retirement 2060 Trust Select

Vanguard Target Retirement 2055 Trust Select

Vanguard Target Retirement 2050 Trust Select

Vanguard Target Retirement 2045 Trust Select

Vanguard Target Retirement 2040 Trust Select

Vanguard Target Retirement 2035 Trust Select

Vanguard Target Retirement 2030 Trust Select

Vanguard Target Retirement 2025 Trust Select

Vanguard Target Retirement 2020 Trust Select

Vanguard Target Retirement 2015 Trust Select

Vanguard Target Retirement Income Trust Select

Corning Common Stock Fund

Payment of Benefits
Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant’s total and permanent disability, death or other termination of employment.  A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals.  The Plan also provides for withdrawals by participants prior to termination.

Administrative Expenses
Plan expenses can be paid by the Plan or the Company.

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

Notes Receivable from Participants
Participants are eligible to obtain loans from the Plan.  Loans are limited to one loan per participant with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years.  The maximum amount of any loan is the lesser of one-half of the vested account balance or $50,000 (with a $1,000 minimum).  The interest rate on a loan is established by the Benefits Committee.  Participants are charged a fee on all loans, which reduces the loan proceeds.

2.Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

Basis of Allocation from the Corning Incorporated Master Investment Trust
The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the “Master Trust”) in which another plan sponsored by the Company also participates.  The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers, and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

Valuation of Master Trust Investments
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability at the measurement date.  See Note 4 for further discussion of fair value measurements.

Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Unrealized gains and losses represent the difference between the cost and fair value of securities.  Net appreciation/depreciation includes unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

New Accounting Standards
In February 2017, the Financial Accounting Standards Board (“FASB”)  issued Accounting Standards Update (“ASU”)  No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this ASU clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. The Plan adopted this update for the 2019 plan year and restated the presentation of financial statements for 2018. The adoption did not have a material effect on the Plan’s financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this new guidance remove, modify, and add certain disclosure requirements related to fair value measurements covered in Topic 820. The new standard is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Plan has elected not to adopt for the current plan year and is reviewing the impact the adoption would have on its disclosures.

Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as changes in interest rates, credit risks and market returns.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants’ account balances and the amounts of such investments reported in the Plan’s financial statements.

COVID-19 has impacted and may further impact the global economy, including negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates, and interest rates.  We currently are unable to predict with certainty the duration and severity of the spread of the coronavirus, and responses thereto, which are highly uncertain and will, to a large degree, be a function of unknowable factors, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2017 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

3.Investments (in thousands)

The following presents the Master Trust’s investments, at fair value, at December 31:

	2019		2018
	Master Trust Balance	Plan’s Interest In Master Trust Balance	Master Trust Balance	Plan’s Interest In Master Trust Balance
Mutual Funds			$2,092,379	$172,878
Collective Trust Funds	$3,323,292	$311,054	135,933	8,009
Short-Term Investment Funds	179,494	23,172	406,117	74,375
Corning Common Stock	324,245	76,801	364,319	85,489
Equities			315,716	30,124
Preferred Stock	1,439	143	2,165	207
	3,828,470	411,170	3,316,629	371,082

Receivable from Securities Sold Dividends, and Other	301	37	3,210	366
Accrued Investment Manager Fees	(4)	(1)	(1,085)	(114)
	$3,828,767	$411,206	$3,318,754	$371,334

Investment income of the Master Trust for the year ended December 31, 2019 is as follows:

Master Trust
Net appreciation in fair value of investments	$606,795
Interest and dividends	28,179
$634,974

At December 31, 2019, forfeited non-vested accounts totaled $115, which are included in the Master Trust.

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

4.Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosure (“ASC 820”) defines the fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Corning common stock, equities, mutual funds, and short-term investment funds:  Valued at the closing price reported on the active market on which the individual securities are traded.

© 2020 Corning Incorporated. All Rights Reserved.

Notes to Financial Statements December 31, 2018 and 2015
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018

Collective trust funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is used as a practical expedient to estimate fair value. The NAV of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Preferred stock: Valued at a fixed price as per information received from investment managers.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2019 and 2018 (in thousands):

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets within the Master Trust:
Short-Term Investment Funds	$179,494	$-		$179,494
Preferred Stock			$1,439	1,439
Corning Common Stock	324,245			324,245

Total Investments	$503,739	$-	$1,439	$505,178

Investments Measured at Net Asset Value (a)				3,323,292

Total Investments at Fair Value				$3,828,470

© 2020 Corning Incorporated. All Rights Reserved.

and 2017
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018
and 2015

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets within the Master Trust:
Mutual Funds	$2,092,379	$-		$2,092,379
Preferred Stock			$2,165	2,165
Short-Term Investment Funds	406,117			406,117
Corning Common Stock	364,319			364,319
Equities	315,716			315,716

Total Investments	$3,178,531	$-	$2,165	$3,180,696

Investments Measured at Net Asset Value (a)				135,933

Total Investments at Fair Value				$3,316,629

(a)

In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts included in the Corning Master Trust Fund (Note 3).

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2019:

Balance, Beginning of the year	$2,165
Divestitures	(726)
Balance, End of the year	$1,439

5.Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA and the IRC.  In the event of Plan termination, all amounts credited to participants’ accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

© 2020 Corning Incorporated. All Rights Reserved.

and 2017
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018
and 2015

6.Tax Status

The Plan received a favorable determination letter dated July 6, 2017 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.  The Plan has been amended since receiving the determination letter.  The Plan administrator and the Plan’s benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.Related Parties (in thousands)

Certain investments in the Master Trust are shares of the money market account managed by the Trustee.  Transactions with this investment qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held common stock issued by the Company amounting to $324,245 and $364,319 as of December 31, 2019 and 2018, respectively.

© 2020 Corning Incorporated. All Rights Reserved.

and 2018
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018
and 2015

8.Reconciliation of Financial Statements to Form 5500 (in thousands)

The following is a reconciliation of the financial statements at December 31, 2019 and 2018 and for the year ended December 31, 2019 to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$424,651	$383,704
Amounts allocated to withdrawing participants	(96)	(469)

Net assets available for benefits per the Form 5500	$424,555	$383,235

Benefits paid directly to participants per the financial statements	$41,597
Add: Amounts allocated to withdrawing participants at December 31, 2019	96
Less: Amounts allocated to withdrawing participants at December 31, 2018	(469)

Benefits paid to participants per the Form 5500	$41,224

Net increase in net assets available for benefits per the financial statements	$40,947
Change in amounts allocated to withdrawing participants	373

Net income per the Form 5500	$41,320

9.Subsequent Events

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and negatively impacting the global economy. Due to the corresponding decline in asset prices, the Plan’s investment portfolio incurred a significant decline in fair value since December 31, 2019. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.  Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

© 2020 Corning Incorporated. All Rights Reserved.

and 2018
Corning Incorporated Investment Plan for Unionized Employees Notes to Financial Statements December 31, 2019 and 2018
and 2015

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. Plan management has adopted certain relief provisions included in the CARES Act and continues to evaluate provisions in relation to the Plan.

© 2020 Corning Incorporated. All Rights Reserved.

Schedule of Assets (Held at End of Year) December 31, 2018
Corning Incorporated Investment Plan for Unionized Employees Schedule of Assets (Held at End of Year) December 31, 2019

(in thousands of dollars)

	Identity of Issuer,	Description of Investment Including
	Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
	Similar Party	Collateral, Par, or Maturity Value	Value

Maturity dates ranging from 2020 through
*	Participant loans	2029 and interest rates ranging from	$13,445
4.25% - 6.50%

* Denotes Party-in-interest

© 2020 Corning Incorporated. All Rights Reserved.